July 25, 2025

Ryan Ellson
Chief Financial Officer
Gran Tierra Energy Inc.
500 Centre Street S.E.
Calgary, Alberta Canada T2G 1A6

       Re: Gran Tierra Energy Inc.
           Form 10-K for the Fiscal Year ended December 31, 2024
           Filed February 24, 2025
           File No. 001-34018
Dear Ryan Ellson:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2024
Financial and Operational Highlights, page 37

1. We note that your disclosures of the non-GAAP Operating Netback measures include the table on page 38 which, while reflecting its compilation and composition, does not address the reconciliation requirement in Item 10(e)(1)(i)(A) of Regulation S-K, as sales alone/unburdened by any costs would not be the most comparable.

       Please expand your disclosures to include a reconciliation from the most directly comparable GAAP measure to the non-GAAP measure which, considering its composition and characterization as a performance measure, would be gross profit in
       our view, reflecting all costs that would ordinarily be attributable to sales in accordance with GAAP, and consistent with Rule 5-03.2 of Regulation S-X. For example, please ensure that gross profit measures utilized in your reconciliations reflect the amounts of DD&A that are attributable to cost of sales under GAAP.

       Please submit the revisions that you propose to adhere to the requirements in Item
       10(e) of Regulation S-K and Rule 100(a) of Regulation G, as these pertain to the
 July 25, 2025
Page 2

       disclosures in your periodic reports and earnings releases. Please also address this reconciliation concern with respect to your non-GAAP Cash Netback measures.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Joseph Klinko at 202-551-3824 or Robert Babula at 202-551-3339 if
you have questions regarding comments on the financial statements and related matters.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation